UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 20, 2003

# Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| Ohio | 0-15624 | 34-1547453 |
| (State of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| | |
|---|---|
| 108 Main Avenue S.W., Warren, Ohio | 44482-1311 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: 330-841-0123

**Item 5. Other Events**

On February 20, 2003, the Company issued the following press release:

**SECOND BANCORP INCREASES DIVIDEND 5.6%**

**Warren, Ohio, February 20, 2003—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP")** announced that its Board of Directors has increased the Company's quarterly common stock dividend to nineteen cents ($.19) per share or an annualized seventy-six cents ($.76). The increase will be effective for the dividend payable April 30, 2003 to shareholders of record on April 15, 2003. This represents a 5.6% increase (or one cent per share) over the dividend paid for the fourth quarter 2002. Rick L. Blossom, President and Chief Executive Officer stated "This action by our board maintains the Company's record of having increased its dividend every year since its incorporation in 1986. The dividend increase reflects Second Bancorp's solid franchise and our confidence in the Company's direction and earnings momentum".

**This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.**

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in an eight county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

# # # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: February 20, 2003

/s/ David L. Kellerman
David L. Kellerman, Treasurer